UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

File No. 001-34815 - CF#34050

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       Westmoreland Resource Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2016.

       Based on representations by Westmoreland Resource Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2021
Exhibit 10.3	through December 31, 2021
Exhibit 10.4	through December 31, 2021
Exhibit 10.5	through December 31, 2021
Exhibit 10.7	through December 31, 2021
Exhibit 10.8	through December 31, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary